Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

TopBuild Corp. (“TopBuild”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.01 per share (the “common stock”).

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws, as amended, each of which is an exhibit to the Form 10-K to which this description is an exhibit.

Authorized Shares

Under our certificate of incorporation, TopBuild is authorized to issue up to 250,000,000 shares of common stock with a par value of $0.01 per share and up to 10,000,000 shares of preferred stock with a par value of $0.01 per shares (the “preferred stock”).

Common Stock

Voting Rights

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

Dividends

Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available.

Rights upon Liquidation

In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other Preemptive or Similar Rights

The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority to issue, without further vote or action by our stockholders, the preferred stock in one or more series and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TopBuild without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, TopBuild has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors consists of seven directors. The number of directors is fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the board of directors. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office (although less than a quorum) or by the sole remaining director.

Limits on Written Consents

Our certificate of incorporation and bylaws provide that holders of our common stock will not be able to act by written consent without a stockholder meeting.

Stockholder Meetings

Our certificate of incorporation provides that special meetings of our common stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the President and shall be called by the Chairman of the Board of Directors, Chief Executive Officer, President or the Secretary, on the written request of three directors. Our bylaws provide that business transacted at any special meeting will be limited to the purposes stated in the notice of such meeting.

Business Combinations

Our certificate of incorporation generally provides that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 95% of our outstanding voting power. A "related person" means any holder of 30% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require any stockholder approval.

These requirements of our certificate of incorporation do not apply, however, to a business combination with a related person, if:

• the cash, or fair market value of other consideration, to be received per share by holders of our common stock in the business combination bears the same or a greater percentage relationship to the market price of our common stock immediately prior to the announcement of the business combination as the highest per share price which the related person has previously paid for any of the shares of our common stock already owned by it bears to the market price of our common stock immediately prior to the commencement of acquisition of our common stock by the related person;

• the cash, or fair market value of other consideration, to be received per share by holders of our common stock in the business combination (i) is not less than the highest per share price paid by the related person in acquiring any of its holdings of our common stock, and (ii) is not less than the earnings per share of our common stock for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination, multiplied by the then price/earnings multiple (if any) of the related person;

• after the related person has acquired a 30% interest and prior to the consummation of the business combination: (i) the related person has taken steps to ensure that the board of directors included at all times representation by continuing director(s) proportionate to the stockholdings of our public common stockholders not affiliated with the related person; (ii) there shall have been no reduction in the rate of dividends payable on our common stock except as necessary to insure that a quarterly dividend payment does not exceed 5% of our net income for the four full consecutive fiscal quarters immediately preceding the declaration date of that quarterly dividend, or except as may have been approved by a unanimous vote of the directors; (iii) the related person has not acquired any newly issued shares of stock, directly or indirectly, from us (except upon conversion of convertible securities acquired by it prior to obtaining a 30% interest or as a result of a pro rata stock dividend or stock split); and (iv) the related person has not acquired any additional shares of our outstanding common stock or securities convertible into common stock except as a part of the transaction which results in the related person acquiring its 30% interest;

• The related person may not have (i) received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credits of or provided by us, or (ii) made any major change in our business or equity capital structure without the unanimous approval of the directors, in either case prior to the consummation of the business combination; and

• A proxy statement has been mailed to all holders of our common stock for the purpose of soliciting stockholder approval of the business combination.

Amendment of Certificate of Incorporation

The amendment of our certificate of incorporation requires the affirmative vote of holders of not less than a majority of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class, except any amendment to the provisions described under "Business Combinations" above, which requires the vote of at least 95% in voting power of all of the outstanding shares of our stock entitled to vote.

Amendment of Bylaws

Our bylaws, as amended, are generally subject to alteration, amendment or repeal, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of the whole board; or
•

the affirmative vote of holders of not less than a majority of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual meeting of stockholders or, if applicable, special meeting of stockholders.

Under these procedural requirements, in order to nominate a director or bring a proposal for any other business before a meeting of stockholders, a stockholder is required to deliver timely notice of the nomination or proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with, among other things, the following:

•	information relating to each director nominee, if any, required to be disclosed in the solicitation of proxies for the election of directors pursuant to the Exchange Act;

•

a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that the director nominee has with any other person or entity other than the Corporation in connection with candidacy or service as a director of the Corporation;

•

a reasonably detailed description of the business, if any, to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting, and any material interest of the stockholder or beneficial owner in the proposal;

•	the name and address of the stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made;

•

for each class or series of stock, the number of shares beneficially owned by the stockholder and beneficial owner and a representation that the stockholder is a holder of record entitled to vote at the meeting; and

•

a description of any agreement, arrangement or understanding that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, the stockholder or beneficial owner or any nominee with respect to our securities.

To be timely, a stockholder is generally required to deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 150 days prior to the first anniversary of the annual meeting of stockholders held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us no earlier than 120 days prior to the annual meeting and no later than the later of 70 days prior to the date of the annual meeting or the 10th day following the day on which we first publicly announced the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not earlier than 150 days prior to the date of the special meeting nor more than the later of 120 days prior to the date of the special meeting or the 10th day following the day on which we first publicly announced the date of the special meeting.

If a stockholder fails to follow the required procedures, the stockholder's proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•  any breach of the director's duty of loyalty to our company or our stockholders;

• any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

• unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

• any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, including through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threated to be made, a party, whether civil or criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any officer or director of the Company against expenses, judgments, attorney's fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of the Company.

Forum Selection

Our bylaws, as amended, provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty, (c) any action asserting a claim against us arising out of or relating to any provision of the Delaware General Corporation Law or our certificate of incorporation or our bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine of the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the provisions of our bylaws.

Anti-Takeover Effects of Some Provisions

Some of the provisions of our certificate of incorporation and bylaws (as described above) could make the following more difficult:

• acquisition of control of us by means of a proxy contest or otherwise, or

• removal of our incumbent officers and directors.

These provisions, including our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock, or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years after becoming an interested stockholder unless:

•  the board of directors of the corporation had, prior to the person becoming an interested stockholder, approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

• upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

• following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Our transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing

The common stock is traded on the New York Stock Exchange under the trading symbol “BLD.”